Exhibit (a)(7)

26 Harbor Park Drive
Port Washington, NY 11050
tel: 800.251.3883
fax: 516.605.6983
www.nmhc.com

March 31, 2008

Dear NMHC Stockholder:

I am pleased to inform you that National Medical Health Card Systems, Inc. (“NMHC”) has entered into an agreement with SXC Health Solutions Corp. (“SXC”) pursuant to which SXC, through an indirect, wholly-owned subsidiary, has today commenced an exchange offer to purchase each outstanding share of NMHC’s common stock for $7.70 in cash, without interest, and 0.217 of a share of SXC common stock.

The completion of the exchange offer is subject to, among other things, at least 9,600,000 of the outstanding shares of NMHC’s common stock on a fully-diluted basis being validly tendered and not withdrawn prior to the expiration of the offer. Following completion of the offer and the satisfaction or waiver of certain other conditions, NMHC will be merged with the indirect, wholly-owned subsidiary of SXC, and each remaining share of NMHC’s common stock outstanding will be converted into the right to receive cash in the amount of $7.70, without interest, and 0.217 of a share of SXC common stock.

The NMHC Board of Directors has approved the agreement and the transactions contemplated thereby, including the exchange offer and the merger, and has determined that the transactions contemplated by the agreement are advisable, fair to and in the best interests of NMHC and its stockholders. The NMHC Board of Directors recommends that NMHC stockholders accept the offer and tender their shares of NMHC common stock pursuant to the offer.

Accompanying this letter and Solicitation/Recommendation Statement is SXC’s preliminary prospectus, dated March 31, 2008, together with related materials to be used for tendering your shares of NMHC common stock. These documents set forth the terms and conditions of the offer and the merger and include additional information on how to tender your shares. I urge you to read these materials carefully. If you need assistance in tendering your shares, please contact Kingsdale Shareholder Services, Inc., the information agent, at the address or telephone number appearing on the back cover page of the accompanying prospectus.

On behalf of the Board of Directors and management of NMHC, we thank you for your support.

Sincerely,

Thomas W. Erickson
Chairman of the Board and
Interim Chief Executive Officer and President